Filed by JOHCM Funds Trust pursuant to Rule 425 under the Securities Act of

1933, as amended, and deemed filed under Rule 14a-6(b) under the

Securities and Exchange Act of 1934, as amended.

Subject Company: Professionally Managed Portfolios (SEC. File No. 811 - 05037)

Trillium ESG Global Equity Fund Trillium ESG Small/Mid Cap Fund Each a Series of Professionally Managed Portfolios (“Trillium Funds”)

60 South Street

Boston, MA 02111

August 30, 2023

Dear Valued Shareholder,

Thank you for being an investor in Trillium Funds. You are a significant shareholder, and your proxy vote is critical. The Special Meeting of Shareholders of your Fund is scheduled for October 5, 2023. If you have cast your proxy vote since this follow-up mailing was sent, thank you for your participation. If you have not yet cast your proxy vote, please take a minute to do so today. We have set up the four convenient voting methods listed below.

As discussed in more detail in the Proxy Statement/Prospectus that was previously sent to you, Trillium Asset Management, the adviser to each of the Trillium Funds has determined that it would be in the best interests of shareholders to reorganize each of the Trillium Funds into newly created corresponding funds of the JOHCM Funds Trust (the “Acquiring Funds”). Importantly, the portfolio managers and the investment objectives will remain the same, and the investment policies and investment risks of the Acquiring Funds will remain substantially similar to those of the Trillium Funds as a result of the Reorganizations. Trillium Asset Management will continue to be responsible for the day-to-day management of your Fund and the Reorganizations will not result in any increase in the advisory fees paid by shareholders. In fact, shareholders can expect to experience a lower expense ratio from economies of scale achieved through the Reorganizations. The Board of Trustees of the Trillium Funds recommends that you vote “FOR” these Proposals.

We very much appreciate your attention to this matter. Please help us by casting your vote today.

Sincerely,

Matthew W. Patsky

Chief Executive Officer

Trillium Asset Management

For more information, please refer to the Proxy Statement/Prospectus, which can be found at https://vote.proxyonline.com/pmp/docs/trillium2023.pdf. If you have any proxy related questions or would like to cast your proxy vote by phone, please call 1-(866) 751-6311 for assistance. Representatives are available Monday through Friday 9 a.m. to 10 p.m. Eastern Time.

How do I vote? There are four convenient methods for casting your important proxy vote:

1. Vote by Phone with a Representative: You may cast your vote by telephone with a proxy representative by calling toll-free 1-866-751-6311. Representatives are available Monday through Friday 9 a.m. to 10 p.m. Eastern Time.

2. Vote by touch-tone phone: You may cast your vote by telephone using an automated system by calling the toll-free number found on the enclosed proxy card(s).

3. Vote online: You may cast your vote by visiting the web address located on the enclosed proxy card(s) and following the instructions on the website.

4. Vote by mail: You may cast your vote by signing, dating and mailing the enclosed proxy card(s) in the postage-prepaid return envelope provided.

PLEASE VOTE TODAY

NOBO/Reg